Exhibit 99.1



Second Quarter 2008 Webcast

July 24, 2008

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on July 24, 2008, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 18, 2008, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Business Overview

Cary Rayment

Chairman, President & CEO

Second Quarter Sales Highlights


2nd Qtr
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
+17.9%
Constant Currency* +11.2%
$1,471.5
$1,735.2
Q2 2007
Q2 2008
Dollars in millions


June 2008 YTD
$3,600
$3,400
$3,200
$3,000
$2,800
$2,600
$2,400
+17.1%
Constant Currency* +10.3%
$2,794.2
$3,271.6
June YTD 2007
June YTD 2008
Dollars in millions

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Q2 2008 Geographic Sales and Growth

Q2 2008 Sales by Geography



$305.5
Reported: +29.5%
Constant Currency*: +18.9%
Emerging Markets 17.6%
$787.9
Reported: +7.0%
U.S. 45.4%
Developed International 37.0%
$641.8
Reported: +28.5%
Constant Currency*: 13.7%

(dollars in millions)

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Pharmaceutical Sales

Q2 2008 Sales by Product Line


Consumer
$221.4
Pharma
$745.1
42.9%
Surgical
$768.7

2nd Qtr


$850
$800
$750
$700
$650
$600
$550
$500
+17.6%
Constant Currency* +12.1%
$633.8
$745.1
Q2 2007
Q2 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

(dollars in millions)

Gaining Market Share in Pharmaceuticals

RX Growth	Global March YTD		US May 2008	
	Brand	Market	Brand	Market
TRAVATAN® Family	23.4%	8.7%	12.7%	-0.3%
Azopt®	8.5%	5.5%	19.1%	5.7%
Vigamox® *	26.0%	8.0%	-1.0%	-3.4%
Tobradex®	0.7%	7.0%	-6.7%	-3.6%
Nevanac®	44.4%	2.3%	22.5%	10.9%
Patanol® + Pataday™	25.4%	1.9%	-1.8%	-8.3%
CiproDex® *	7.4%	1.7%	6.6%	0.8%

* Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon from Bayer HealthCare AG.
CiproDex® is a registered trademark of Bayer AG and licensed to Alcon by Bayer HealthCare AG.

Source: Global-IMS US-WK Health

TRAVATAN® Global Market Success

Global Glaucoma Market Share by Product

The Travatan® family is #2 prostaglandin drug for Glaucoma based upon global market share data.



20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
16.4%
18.6%
+2.2 Global Glaucoma Share Point Gain
+2.7 global share points
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
TRAVATAN®
TRAVATAN Z®
DUOTRAV™
AZOPT®
OTHER

Source: IMS

Glaucoma growth in Japan


TRAVATANZ™ Share of Japanese Prostaglandin Market
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
6.5%
Japan Launch of TRAVATANZ™
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08

Source: IMS

Patanol® Family Continues as Market Leader

U.S. Patanol® Family Market Share Growth



80.0
79.0
78.0
77.0
76.0
75.0
74.0
73.0
72.0
71.0
70.0
69.0
68.0
67.0
+4.2
Market Share
growth since PY
+6.2
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2006
2007
2008

Source: WK Health

Japan Patanol® Unit Market Share Growth



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
22.3%
18.0%
13.9%
Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08

Source: IMS

Surgical Sales

Q2 2008 Sales by Product Line


Consumer
$221.4
Pharma
$745.1
Surgical
$768.7
44.3%

2nd Qtr


$850
$800
$750
$700
$650
$600
$550
+21.6%
Constant Currency* +13.1%
$632.4
$768.7
Q2 2007
Q2 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

(dollars in millions)

Positive Phaco Machine Share Growth



U.S. Phaco Machine Market Share as of Q1 2008
80%
70%
60%
50%
40%
30%
20%
10%
0%
59.0%
65.6%
19.9
20.3
15.9
18.2
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
AMO
Bausch & Lomb
Alcon

Source: Q1 2008 Market Scope

Continued Alcon IOL Share Gains

Alcon U.S. IOL Unit Share



65%
60%
55%
50%
45%
61.4%
52.8%
2005
2006
2007
2008 YTD

Source: Q1 Market Scope Quarterly Cataract Surgeon Survey

U.S. Aspheric Monofocal Unit Share



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
58.4
58.9
61.1
63.3
64.2
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Alcon
AMO
Bausch and Lomb

Source: Q1 Market Scope Quarterly Cataract Surgeon Survey

Advanced Technology IOL Sales Trend



$60
$50
$40
$30
$20
$10
$-
Dollars in Millions
$50.9
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
IOL Timeline
Toric Launch
Toric CMS Decision
ReSTOR® Aspheric Launch

Source: Company Analysis

Consumer Eye Care Sales

Q2 2008 Sales by Product Line



Consumer
$221.4
12.8%
Pharma
$745.1
Surgical
$768.7

2nd Qtr



$250
$225
$200
$175
+7.8%
Constant Currency* +2.2%
$205.3
$221.4
Q2 2007
Q2 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

(dollars in millions)

Successful Growth in the Optometric Channel

Consumer Products	2007 Market Share	2008 YTD Market Share
OPTI-FREE® EXPRESS®/ RepleniSH® (Branded)	49.0%	51.8%
Systane®	15.0	16.8
ICAPS®	19.7	20.0

Source: Nielsen Consumer Data

Pharmaceutical Products	2007 Market Share	2008 YTD Market Share
Patanol® / Pataday™	78.5%	83.3%
TRAVATAN® and TRAVATAN Z®	33.6	36.4

Source: WK Health

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Q2 Gross Profit

Q2



+18.1%
$1,400
$1,300
$1,200
$1,100
$1,000
(dollars in millions)
$1,118.2
$1,320.7
Q2 2007
Q2 2008

YTD



+17.5%
$2,500
$2,400
$2,300
$2,200
$2,100
$2,000
$1,900
(dollars in millions)
$2,091.9
$2,458.8
Q2 YTD 2007
Q2 YTD 2008

	Q2 2007	Q2 2008	Q2 YTD 2007	Q2 YTD 2008
% of Sales	76.0%	76.1%	74.9%	75.2%

YTD 2007 impacted by refractive impairment

Highlights

- Favorable product sales mix and price increases taken in Q1 2008
- Improvement in manufacturing efficiencies
- Offset by geographic sales mix, foreign exchange and WaveLight integration

Q2 Operating Income

Q2


+20.3%
$700
$600
$500
$400
$300
$200
$100
$0
(dollars in millions)
$536.5
$645.6
Q2 2007
Q2 2008

YTD


+21.9%
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
(dollars in millions)
$939.6
$1,145.7
Q2 YTD 2007
Q2 YTD 2008

	Q2 2007	Q2 2008	Q2 YTD 2007	Q2 YTD 2008
% of Sales	36.5%	37.2%	33.6%	35.0%

YTD 2007 impacted by refractive impairment

Highlights

- SG&A expenses increased as a percent of sales due to start up costs for Shared Services Center, sales force expansion, and WaveLight
- R&D expense growth slower than growth in sales
- Decrease in amortization expense

Q2 Net Earnings

Q2

+26.3%


$600
$500
$400
$300
$200
$100
$0
(dollars in millions)
$448.4
$566.4
Q2 2007
Q2 2008

YTD

+25.3%


$1,200
$1,000
$800
$600
$400
$200
$0
(dollars in millions)
$794.6
$995.8
Q2 YTD 2007
Q2 YTD 2008

% of Sales	Q2 2007	Q2 2008	Q2 YTD 2007	Q2 YTD 2008
	30.5%	32.6%	28.4%	30.4%

YTD 2007 impacted by refractive impairment

Highlights

- Strong sales growth, gross profit margin improvement
- Slower growth in operating expenses
- Decline in investment income
- Decrease in effective tax rate due to Swiss tax holiday and period items

Q2 Diluted EPS


Q2
+27.0%
$2.00
$1.50
$1.00
$0.50
$0.00
$1.48
$1.88
Q2 2007
Q2 2008


YTD
+26.0%
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.62
$3.30
Q2 YTD 2007
Q2 YTD 2008

Cash Flows Analysis

Cash Flows from Operations



$1,200
$1,000
$800
$600
$400
$200
(dollars in millions)
$867.5*
$520.8
Trading
Securities
$346.7
$1,072.0
Q2 YTD 2007
Q2 YTD 2008

2008 Highlights

- Net earnings improvement
- Focus to translate earnings growth to cash flow increase
- 2007 included reduction from investment in trading securities

* Non-GAAP measure

2008 Full Year Financial Guidance Revision

- Sales range of $6,460 to $6,510 million
- Diluted earnings per share range of $6.48 to $6.54
- Includes costs to establish Swiss Shared Service and Marketing Centers and to integrate refractive operations



Alcon®

Non-GAAP Constant Currency Reconciliation

(dollars in millions)	Q2 GAAP Growth Rate	Exchange Rate Changes	Q2 Constant Currency Growth Rate
Global Sales	17.9%	(6.7)	11.2%
Pharmaceutical	17.6%	(5.5)	12.1%
Surgical	21.6	(8.5)	13.1
Consumer	7.8	(5.6)	2.2
United States	7.0%	--	7.0%
Developed International	28.5	(14.8)	13.7
Emerging Markets	29.5	(10.6)	18.9

(dollars in millions)	YTD GAAP Growth Rate	Exchange Rate Changes	YTD Constant Currency Growth Rate
Global Sales	17.1%	(6.8)	10.3%

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.